NEWS RELEASE

EMX Royalty Executes Agreement to Sell the Tomtebo and Trollberget VMS Projects

in Sweden to District Metals

Vancouver, British Columbia, February 28, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an agreement for the sale of the Tomtebo and Trollberget polymetallic projects (the "Projects") in Sweden to District Metals Corp. (TSX-V: DMX) ("District"). The agreement provides EMX with a 9.9% equity interest in District, annual advance royalty payments, 2.5% Net Smelter Returns ("NSR") royalty interests in the Projects, and other considerations.

The Tomtebo and Trollberget Projects are located in the prolific Bergslagen mining region of southern Sweden. The Projects host multiple zones of polymetallic (copper-zinc-lead-silver-gold) volcanogenic massive sulfide ("VMS") style mineralization, and are located in the vicinity of the historic Falun VMS mine and Boliden AB's active Garpenberg mine, one of the largest and most efficient underground polymetallic mines in the world (see attached Figure 1 and Table 1)1.

Tomtebo was the site of historic copper production, with mine workings extending to a depth of 200 meters. A historic mineral resource was defined at Tomtebo in the 1980's based upon the exploration work conducted at the 200 meter level, with drill core from the exploration programs available for inspection in the national core archive in Malå, Sweden. The nearby Trollberget license also has outcropping zones of polymetallic mineralization, with little historic exploration documented for the property. See www.EMXroyalty.com for further information on the Projects.

The agreement with District represents another example of the execution of EMX's royalty generation aspect of its business model, whereby the Projects were acquired by EMX during regional reconnaissance work in 2017, advanced using EMX's in-country technical expertise, and are now partnered with District. EMX will receive cash, equity in District, and royalty interests in the Projects. EMX looks forward to working closely with District to further advance the Projects.

Commercial Terms Overview. In accordance with the agreement, District will acquire 100% interests in the Projects subject to the following terms (all dollar amounts in CAD, unless otherwise noted):

  Upon closing, EMX will transfer the Tomtebo and Trollberget exploration licenses to District.

  Upon closing, EMX will receive $35,000 in cash and the number of common shares of DMX that represents a 9.9% equity ownership in DMX.

  DMX will have the continuing obligation to issue additional shares of DMX to EMX to maintain its 9.9% interest at no additional cost to EMX until DMX has raised $3,000,000 in equity; thereafter EMX will have the right to participate in future financings on a pro-rata basis and at its own cost to maintain its 9.9% interest in DMX.

1 The nearby mines provide geologic context for the Projects, but this is not necessarily indicative that the Projects host similar tonnages or grades of mineralization.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

  EMX will receive a 2.5% NSR royalty interest in each of the Projects. Within six years of the closing, DMX can purchase 0.5% of the royalty for $2,000,000.

  EMX will receive annual advance royalty ("AAR") payments of $25,000 commencing on the third anniversary of the closing, with each AAR payment increasing by $10,000 per year until reaching $75,000.

  Payments of up to $550,000, payable in cash or shares of DMX, will be made to EMX upon the achievement of certain milestones, and District will be responsible for fulfilling work commitments on the Projects.

  So long as EMX owns an aggregate equity interest of at least 9.9% in DMX, EMX will have the right to nominate one seat on the Board of DMX.

  Closing is subject to approval by the TSX Venture Exchange.

Overview of the Projects. The two Projects comprise 5,500 hectares within the prolific Bergslagen mining region in southern Sweden. In both Projects, copper-zinc-lead-silver-gold VMS and replacement style mineralization are associated with mid-Proterozoic age volcanic belts (refer to Figure 1). The Projects are situated within a 2.5 hour drive of Stockholm-Arlanda airport, and have excellent year round access and nearby rail and power lines.

Tomtebo Project. The Tomtebo Project contains multiple zones of VMS and carbonate replacement styles of mineralization and historic mine workings. In the main Tomtebo mining area, mineralization can be tracked for at least 700 meters along strike, with zones of copper-rich mineralization developed in the south, zoning northward into more massive zinc, lead and silver-rich styles of mineralization. Mineralization appears to be thickened within a fold hinge structure, and plunges to unknown depths.

Mining at Tomtebo began in the mid-seventeenth century, and continued intermittently until 1969, with historic production averaging 4.4% copper, with production for zinc, lead and precious metals undocumented2. Significant exploration work was carried out at the 200 meter level in the 1960's and 1970's by the past operator of the Tomtebo Mine, Stora AB ("Stora"), which also operated the nearby Falun Mine. This work was reportedly done to prepare Tomtebo for production after closure of the Falun Mine, according to records obtained from the Swedish Geological Survey. In the 1990's, Stora switched its focus from mining to forestry, leaving the Tomtebo Project undeveloped. In more recent years, airborne electromagnetic and other geophysical surveys were conducted over limited portions of the Project, but only two shallow holes have been drilled since Stora's work. Multiple untested anomalies and projections of trends of mineralization remain on the Project.

Trollberget Project. The Trollberget Project is located to the northeast of the Tomtebo Project, and along the same geologic trend as the Falun Mine. Outcropping VMS-style mineralization occurs in the center of the license area, with historic channel samples of 21.4% Zn, 1.8% Pb, 1.3% Cu, 131 g/t Ag, and 2.3 g/t Au over a 1.5 meter interval, and 9.9% Zn, 1.3% Pb, 0.7% Cu, 85 g/t Ag and 0.2 g/t Au over a 2 meter interval (true widths), as reported by a previous operator3. Two historic drill collars have been located by EMX in the field, but they do not appear in the national drilling database for Sweden, and their significance remains unknown. The mineralization exposed at Trollberget remains open along strike.

Sampling results and historic exploration. EMX has not performed sufficient work to verify the historic channel sample results reported for Trollberget. However, the samples were collected and reported by Tumi Resources Ltd (TSX-V: TM), and from EMX's field reviews of the Trollberget property, are considered to be reliable and relevant.

2 Hallberg & Ripa (2012), Northern Bergslagen Fe, Cu-Zn-Pb, in Eilu, P. (ed.), Geologic Survey of Finland Special Paper 53, Mineral Deposits and Metallogeny of Fennoscandia, Geological Survey of Finland.

3 Tumi Resources Limited news release dated September 4, 2007.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole Scott Close Isabel Belger

President and Chief Executive Officer Director of Investor Relations  Investor Relations (Europe)

Phone: (303) 979-6666 Phone: (303) 973-8585 Phone: +49 178 4909039

Dave@EMXroyalty.com SClose@EMXroyalty.com IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year ended December 31, 2018, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 1. Location of Tomtebo and Trollberget Projects, southern Sweden

Table 1. Mineral Resources and Reserves at Garpenberg 20195

Classification	Tonnes	Au	Ag	Cu	Zn	Pb
	(millions)	(g/t)	(g/t)	(%)	(%)	(%)
Minerals Reserves
Total Proven & Probable	74.8	0.31	96	0.05	3.1	1.4
Mineral Resources
Total Measured & Indicated	44.3	0.35	90	0.05	2.8	1.3
Inferred	24.1	0.43	59	0.07	2.6	1.5

4 Hallberg, Bergman, et al., 2012, Geological Survey of Finland, Special Paper 53, Metallogenic areas in Sweden, p. 159

5 The current Garpenberg PERC compliant mineral reserves and resources were reported by Boliden AB, a publically traded Swedish Company, in Boliden Summary Report: Resources and Reserves, 2019, available at www.boliden.com. The proven and probable mineral reserves are inclusive of measured and indicated resources, and use a cutoff value stated as 270 SEK/t.

Note: The nearby mines and cited resource and reserve information provides geologic context for the Projects, but this is not necessarily indicative that the Projects host similar tonnages or grades of mineralization.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com